[LOGO] TENON                                                    NEWS RELEASE
     Wood Solutions to the World


TO:     THE BUSINESS EDITOR

From:   Paul Gillard - Director, Corporate & Legal Services, Tenon Limited
        Telephone:      64-9-571 9846
        Fax:            64-9-571 9872


Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Marlene Krone immediately on telephone 64-9-571 9808.

Information on Tenon Limited can be found at http://www.tenon.co.nz.

                STOCK EXCHANGE LISTING: NEW ZEALAND (TEN) (TENPA)

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                 TENON CONFIRMS CAPITAL RETURN OF NZ$321 MILLION


Auckland, 2 February 2005 - Tenon announced today that the High Court had granted final orders approving the share cancellation and associated return of capital that had been authorised by Tenon shareholders at the Company's Annual Shareholders Meeting held on 22 December 2004.


Tenon will cancel three out of every four ordinary and preference shares in the Company. Shareholders will receive $1.5333 for each share cancelled, which equates to $1.15 per share held before the cancellation.

The total amount of the capital return is approximately NZ$321 million.

Only those Tenon shareholders registered as at 5:00pm on Wednesday, 16 February 2005 (i.e. the "record date") will participate in the share cancellation and return of capital. Payment of the capital return will be made by cheque, except in the case of New Zealand shareholders who have previously provided bank account details to the Company's share registrar (Computershare), in which case payment will be by way of direct bank credit. The payment will be made in New Zealand dollars.


The payment of the return of capital is expected to be made on or around 23 February 2005, other than for those shareholders who elect to apply all or part of their capital return under the recently announced Tenon 750 Share Plan. Revised shareholder holding statements will be sent to shareholders with the relevant payment, with confirmation of the relevant payment for those who receive the payment by direct credit.

As a consequence of the approval of the capital return, the distinction between the Company's ordinary and preference shares will be removed. With effect from the above record date, the Company will only have one class of shares on issue.

ENDS